Exhibit 99.1
VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
JUNE 30, 2022

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
AS OF JUNE 30, 2022

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2022	December 31, 2021

	U.S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	46,577	56,791
Short-term deposits	110,177	117,568
Trade accounts receivable	10,047	7,095
Prepaid expenses	3,584	6,927
Other current assets	908	1,328
Inventories	17,318	9,322

TOTAL CURRENT ASSETS	188,611	199,031

LONG-TERM ASSETS:
Property and equipment, net	2,571	2,741
Operating lease right-of-use assets	4,408	—
Other assets	638	828

TOTAL LONG-TERM ASSETS	7,617	3,569

TOTAL ASSETS	196,228	202,600

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (continued)

	June 30, 2022	December 31, 2021

	U.S. dollars in thousands
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade accounts payable	7,345	4,493
Accrued compensation	4,912	4,583
Current maturities of operating leases liabilities	1,814	—
Other current liabilities	6,257	6,623

TOTAL CURRENT LIABILITIES	20,328	15,699

LONG-TERM LIABILITIES:
Forfeiture Shares, no par value: 1,006,250 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2021,respectively	516	4,658
Non-current operating leases liabilities	2,126	—
Other long-term liabilities	48	46

TOTAL LONG-TERM LIABILITIES	2,690	4,704

COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	23,018	20,403

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of June 30, 2022 and December 31, 2021; 97,664,669, and 97,122,405 (excluding 1,006,250 ordinary shares subject to forfeiture) shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	49	49
Additional paid-in capital	318,214	312,156
Accumulated deficit	(145,053)	(130,008)

TOTAL SHAREHOLDERS’ EQUITY	173,210	182,197

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	196,228	202,600

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

	U.S. dollars in thousands, except share and per share amounts
REVENUES	44,101	30,874	22,481	17,510
COST OF REVENUES	(12,877)	(8,875)	(6,697)	(5,043)

GROSS PROFIT	31,224	21,999	15,784	12,467

OPERATING EXPENSES:
Research and development expenses	(29,031)	(21,354)	(14,904)	(10,956)
Sales and marketing expenses	(8,682)	(6,332)	(4,473)	(3,222)
General and administrative expenses	(8,641)	(4,544)	(4,340)	(2,366)

TOTAL OPERATING EXPENSES	(46,354)	(32,230)	(23,717)	(16,544)

OPERATING LOSS	(15,130)	(10,231)	(7,933)	(4,077)
Change in fair value of Forfeiture Shares	4,142	—	1,538	—
Financial income (expenses), net	(3,675)	336	(3,560)	503

LOSS BEFORE INCOME TAXES	(14,663)	(9,895)	(9,955)	(3,574)
INCOME TAXES	(389)	(179)	(43)	(124)

LOSS AFTER INCOME TAXES	(15,052)	(10,074)	(9,998)	(3,698)
Equity in earnings of investee	7	—	3	—

NET LOSS	(15,045)	(10,074)	(9,995)	(3,698)

Basic and diluted net loss per ordinary share	(0.15)	(1.61)	(0.10)	(0.68)

Weighted average number of shares used in computing net loss per ordinary share	97,296,206	10,927,357	97,442,359	11,020,299

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Six months ended June 30, 2022
	Ordinary shares		Additional paid- in capital	Accumulated deficit	Total
	Shares	Amount
Balance - January 1, 2022	97,122,405	49	312,156	(130,008)	182,197
Exercise of options and RSUs	542,264	—	150	—	150
Stock based compensation	—	—	5,908	—	5,908
Net loss for the period	—	—	—	(15,045)	(15,045)

Balance – June 30, 2022	97,664,669	49	318,214	(145,053)	173,210

	Six months ended June 30, 2021
	Ordinary shares		Additional paid- in capital	Accumulated deficit	Total
	Shares	Amount
Balance - January 1, 2021	10,795,372	40	21,211	(103,474)	(82,223)
Exercise of options	954,183	4	661	—	665
Stock based compensation	—	—	3,290	—	3,290
Net loss for the period	—	—	—	(10,074)	(10,074)

Balance – June 30, 2021	11,749,555	44	25,162	(113,548)	(88,342)

	Three months ended June 30, 2022
	Ordinary shares		Additional paid- in capital	Accumulated deficit	Total
	Shares	Amount
Balance - April 1, 2022	97,191,467	49	315,001	(135,058)	179,992
Exercise of options and RSUs	473,202	—	96	—	96
Stock based compensation	—	—	3,117	—	3,117
Net loss for the period	—	—	—	(9,995)	(9,995)

Balance - June 30, 2022	97,664,669	49	318,214	(145,053)	173,210

	Three months ended June 30, 2021
	Ordinary shares		Additional paid- in capital	Accumulated deficit	Total
	Shares	Amount
Balance - April 1, 2021	10,912,912	41	22,881	(109,850)	(86,928)
Exercise of options	836,643	3	586	—	589
Stock based compensation	—	—	1,695	—	1,695
Net loss for the period	—	—	—	(3,698)	(3,698)

Balance - June 30, 2021	11,749,555	44	25,162	(113,548)	(88,342)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(15,045)	(10,074)	(9,995)	(3,698)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	667	522	347	266
Stock-based compensation	5,908	3,290	3,117	1,695
Exchange rate differences	4,972	(231)	4,501	(545)
Interest from short-term deposits	(295)	219	(132)	37
Change in fair value of Forfeiture Shares	(4,142)	—	(1,538)	—
Reduction in the carrying amount of ROU assets	844	—	424	—
Changes in operating assets and liabilities:
Trade accounts receivable	(2,952)	767	166	(2,475)
Prepaid expenses	3,343	(1,833)	3,051	(599)
Other current assets	420	245	194	141
Inventories	(7,996)	(2,541)	(4,852)	(1,752)
Other assets	190	(31)	86	(26)
Trade accounts payable	2,779	1,124	1,691	451
Accrued compensation	329	(948)	508	107
Other current liabilities	(366)	(153)	(1,010)	(45)
Change in operating lease liabilities	(1,312)	—	(811)	—
Other long-term liabilities	2	(7)	2	—

Net cash used in operating activities	(12,654)	(9,651)	(4,251)	(6,443)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(31,340)	(4,520)	(13,088)	(4,520)
Maturities of short-term deposits	37,400	29,500	21,900	12,500
Purchase of property and equipment	(424)	(505)	(244)	(127)

Net cash provided by investing activities	5,636	24,475	8,568	7,853

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred issuance costs	—	(218)	—	(218)
Exercise of options	150	665	96	589

Net cash provided by financing activities	150	447	96	371

Effect of exchange rate changes on cash and cash equivalents	(3,346)	217	(2,830)	531
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,214)	15,488	1,583	2,312
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	56,791	26,316	44,994	39,492

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	46,577	41,804	46,577	41,804

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	121	224	65	147

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	73	—	—	—
Unpaid issuance costs	—	2,722	—	2,722
Operating lease liabilities arising from obtaining operating right-of-use assets	350	—	104	—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.
Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video and Automotive industries, renowned for its Physical Layer (PHY) technology, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the audio-video space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity technology for high bandwidth transmission of native interfaces over a single low-cost wires and connectors. Valens’ advanced PHY technology for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced Driver Assistance Systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

b.
On March 11, 2020, the World Health Organization designated the outbreak of a novel strain of coronavirus (“COVID-19”) as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including imposing restrictions on movement and travel such as quarantines and shelter-in-place requirements, and restricting or prohibiting outright some or all commercial and business activity. These measures, though currently temporary in nature, may become more severe and continue indefinitely depending on the evolution of the COVID-19 pandemic. Although there are effective vaccines for COVID-19 that have been approved for use, not all the Company’s employees are vaccinated and specifically not with the booster vaccination. In addition, new strains of the virus have appeared (primarily, and most recently the Omicron variant), which may complicate treatment and vaccination programs. Accordingly, concerns remain regarding additional surges of the pandemic or the expansion of the economic impact thereof, and the extent to which the COVID-19 pandemic may impact the Company’s future results of operations and financial condition.

The Company has taken precautionary measures intended to help minimize the risk of the virus to its employees, including requiring some of the employees to work remotely and suspended all non-essential travels.
The Company’s business and operations have been and could in the future be adversely affected by the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including in the regions in which we and our customers and partners operate, and are significantly impacting economic activity and financial markets. During 2020, 2021 and for the six months ended on June 30, 2022, the Company noticed a negative impact from COVID-19 on some of its customers’ demand, particularly with respect to end users’ audio-video and multimedia products that are used in public areas and for public events. Yet, the Company did receive an increase in demand for its high-speed connectivity products driven by a need for products and infrastructure to support the world’s developed trends derived from COVID-19 such as working from home, hybrid educational models and remote healthcare. On the product supply side, as the shortage in the semiconductor industry increases, the Company continues to face the impact of extended lead times from its suppliers as well as cost increases for certain raw materials that are in short supply, which may impact the Company’s revenues and gross margins.
Overall, considering the changing nature and continuing uncertainty around the COVID-19 pandemic, the Company’s ability to predict the impact of COVID-19 on its business in future periods remains limited. The effects of the pandemic on the Company’s business is unlikely to be fully realized, or reflected in its financial results, until future periods.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 1 - GENERAL
(continued)
:

c.
On September 29, 2021 (the “Closing Date”), the Company consummated a merger transaction (referred to as the “Merger Agreement Closing”) pursuant to a merger agreement, dated May 25, 2021 (the “Merger Agreement”), by and among the Company, PTK Acquisition Corp. (“PTK”), a Delaware corporation whose common stock and warrants were then traded on the New York Stock Exchange and Valens Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company.

As a result of the Merger Agreement Closing, and upon consummation of other transactions contemplated by the Merger Agreement Closing (the “Transactions”), including the execution of series of subscription agreements, providing for the purchase of Valens Ordinary Shares by certain PIPE Investors (the “PIPE Financing”) at the Closing Date, as of September 30, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”.
The net proceeds received by the Company as part of the Merger Agreement Closing and the PIPE Financing totaled to $131.6 million.
Please also refer to Note 1(d) in the consolidated financial statement for the year ended December 31, 2021.

d.	Military Tensions Between Russia and Ukraine
In February 2022, Russian forces launched a military invasion of Ukraine. In response, the United States, the European Union, United Kingdom and other governments have imposed significant economic sanctions on Russia, and Russia has responded with counter-sanctions. The war in Ukraine has disrupted international commerce and the global economy.
Although the Company does not currently operate in Ukraine or Russia and therefore does not experience any impact from the war in Ukraine, the duration and severity of the effects on its busines and the global economy are inherently unpredictable. Management will continue to monitor the effects of the war in Ukraine and its potential further impacts on the Company.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.
Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.
The results of operations for the six and three months ended June 30, 2022 shown in this report are not necessarily indicative of the results to be expected for the full year ending December 31, 2022. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 as filed in the Company’s 20-F.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
:

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2021, other than as stated below.

b.	Lease
On January 1, 2021 the Company adopted ASU No. 2016-02, Leases (“Topic 842”), The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets, Current maturities of operating leases liabilities and Non-current operating leases liabilities in the consolidated balance sheets.
The Company also elected
not
separating lease components from non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 4).

c.	New Accounting Pronouncements
Recently Adopted accounting Standards:
In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASC 842”), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 provides a number of optional practical expedients in transition, which permits the Company not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard. The guidance is effective for the Company for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company adopted ASC 842 on January 1, 2022, using a modified retrospective transition approach, at the effective date, without adjusting the comparative periods. The Company elected to utilize the available package of practical expedients permitted under the transition guidance within ASC 842 which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
:

Upon adoption of ASC 842, the Company recognized operating right-of-use assets of $4.9 million with corresponding operating lease liabilities on its consolidated balance sheet as of January 1, 2022. See Note 4 for further details.
Recently issued accounting pronouncements, not yet adopted:
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. ASU No. 2016-13 is effective for the Company for the annual period beginning after December 15, 2022, including interim periods within that reporting period. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU No. 2019-12 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of this guidance will not have a significant impact on the Company’s consolidated financial statements.
NOTE 3 – INVENTORIES:

	June 30, 2022	December 31, 2021

	U.S. dollars in thousands
Work in process	8,056	4,718
Finished goods	9,262	4,604

	17,318	9,322

NOTE 4 - LEASES:
As of June 30, 2022, the Company has several operating lease agreements for its facilities and vehicles as follows:
Offices:
The Company’s corporate headquarters are located in Hod Hasharon, Israel, consisting of approximately 5,500 square meters of facility space under lease that will expire on February 28, 2023, with an option to extend the lease period by additional two years until February 28, 2025. The Company concluded that it is reasonably certain that it will exercise the renewal option. Accordingly, such renewal option was included in determining the lease term.
The monthly rent payment is approximately $132 thousands.
The Company has entered into various operating leases for office buildings in other territories. The total monthly rent payment of those leases is approximately $10 thousands.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 4 - LEASES
(continued):

Vehicles:
The Company rents motor vehicles for use by some of its employees under operating lease agreements with lease terms of three years. As collateral for the cars’ lease agreements, the Company pays in advance the fee for the last month under the lease agreement.
As of June 30, 2022, the Company is engaged with car lease companies for leasing of over 30 vehicles. The monthly payments for those agreements are approximately $27 thousands.
The table below presents the effects on the amounts relating to the Company’s total lease costs:

	For the six months ended on June 30,2022	For the three months ended on June 30, 2022

	U.S. dollars in thousands
Operating lease cost:
Fixed Payment	1,184	585
The table below presents supplemental cash flow information related to operating leases:

	For the six months ended on June 30,2022	For the three months ended on June 30,2022

	U.S. dollars in thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	1,066	509

Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases, for initial adoption refer to note 2(c)	350	104
The table below presents supplemental balance sheet information related to operating leases:

June 30, 2022
U.S. dollars in thousands
Operating lease right-of-use assets	4,408

Current maturities of operating leases	1,814
Non-current operating leases	2,126

Total operating lease liabilities	3,940

Weighted average remaining lease term (years)	2.5

Weighted annual average discount rate	13.06%

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 4 - LEASES
(continued):
The table below presents maturities of operating lease liabilities:

June 30, 2022
U.S. dollars in thousands
2022	1004
2023	1,863
2024	1,722
2025	26

Total operating lease payments	4,615

Less: imputed interest	(675)

Present value of lease liabilities	3,940

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Noncancelable Purchase Obligations
The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of June 30, 2022, and December 31, 2021, the total value of open purchase orders for such manufacturing contractors was approximately $27,563 thousand and $50,591 thousand, respectively.
The Company has noncancelable purchase agreements for certain IP embedded in the Company products as well as certain agreement for the license of development tools used by the development team. As of June 30, 2022, and December 31, 2021, the total value of non-paid amounts related to such agreements totaled $4,557 thousand and $6,563 thousand, respectively.

b.	Legal proceedings
As of June 30, 2022, and to date, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no
action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.
NOTE 6 - OTHER CURRENT LIABILITIES:

	June 30, 2022	December 31, 2021

	U.S. dollars in thousands
Accrued vacation	3,566	3,464
Taxes payable	36	40
Accrued expenses- related party	142	142
Accrued expenses	2,513	2,977

	6,257	6,623

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 7 - FORFEITURE SHARES:

a.
On the Closing Date, 1,006,250 Ordinary Shares that PTK sponsor received in respect of its PTK common stock, are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time (of up to four years), after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement Closing), does not occur at a certain minimum price.

The Company performed a Monte-Carlo simulation to calculate the fair value of such shares. As of the Closing Date, the fair value was $4,485 using the following assumptions: stock price of $7.4, expected term of 3-4 years, expected volatility of 47.74%-50.31% and risk-free interest rate of return of 0.53%-0.76%.
The fair value of the Forfeiture Shares was computed using the following key assumptions:

	June 30, 2022	December 31, 2021

Stock price	3.5	7.7
Expected term (years)	2.25-3.25	2.75-3.75
Expected volatility	48.35%-49.27%	48.77%-48.92%
Risk-free interest rate	2.94%-2.99%	0.91%-1.08%

b.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	Six months ended June 30, 2022	Year ended December 31, 2021

	U.S. dollars in thousands
Balance at beginning of period	4,658	—
Issuance of Forfeiture Shares	—	4,485
Changes in fair value	(4,142)	173

Balance at end of the period	516	4,658

NOTE 8 - STOCK-BASED COMPENSATION:
Stock Options
The Company’s stock options have a term of up to 10 years from grant date unless extended by the Board of Directors. The granted options generally vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement and remainder vest ratably over the following 12 quarters.
As of June 30, 2022, and December 31, 2021, the number of ordinary shares included in the Company’s option plans totaled to 28,383,788.
1,884,933 out of the outstanding options that have not yet vested as of June 30, 2022, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event (as defined in Note 9 in the consolidated financial statement for the year ended December 31, 2021).
As of June 30, 2022, the unrecognized compensation costs related to those unvested stock options are $5,899 thousand, which are expected to be recognized over a weighted-average period of 1.87 years.

The following is a summary of the status of the Company’s share option plan as of June 30, 2022, as well as changes during the period of six months ended June 30,2022:

	Six months ended June 30, 2022
	Number of Options	Weighted- Average Exercise price

Options outstanding as of December 31, 2021	15,449,513	$0.73
Granted during the period	239,610	$6.28
Exercised during the period	(512,357)	$0.30
Forfeited during the period	(38,017)	$0.86

Options outstanding as of June 30, 2022	15,138,749	$0.83

Options exercisable as of June 30, 2022	11,985,418	$0.72

The following table summarizes information about stock options outstanding as of June 30, 2022:

Outstanding as of June 30, 2022					Exercisable as of June 30, 2022
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)

$0.15-$0.86	14,852,976	5.79	$0.73	40,785	11,923,755	5.25	$0.70	33,112
$1.87	5,963	8.53	$1.87	10	1,863	8.53	$1.87	3
$2.10	33,126	2.20	$2.10	46	33,126	2.20	$2.10	46
$5.36	140,000	7.00	$5.36	—	—	—	—	—
$7.58	99,610	6.55	$7.58	—	24,906	6.55	$7.58	—
$9.07	7,074	9.46	$9.07	—	1,768	9.46	$9.07	—
The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the Six months ended on June 30,2022	For the six months ended on June 30 2021

Expected term	6-10	6-10
Expected volatility	46.73%-47.71%	48.15%-50.7%
Expected dividend rate	0%	0%
Risk-free rate	1.37%-3.00%	0.61%-1.74%
During the six months period ended on June 30, 2022, 239,610 options were granted to related parties (please refer to Note 12 for further information).
As of June 30, 2022, the unrecognized compensation costs related to unvested stock options was $11,252 thousand, which are expected to be recognized over a weighted-average period of 2.27 years.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 8 - STOCK-BASED COMPENSATION
(continued):

The following table presents the classification of the stock options expenses for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

	U.S. dollars in thousands
Cost of revenue	114	47	60	(10)
Research and development	907	755	456	374
Selling, general and administrative	2,059	2,488	1,044	1,331

Total stock-based compensation	3,080	3,290	1,560	1,695

Restricted Stock Units
The following is a summary of the status of the Company’s RSU’s as of June 30, 2022, as well as changes during the period of six months ended June 30, 2022:

	Six months ended June 30, 2022
	Number of RSUs	Weighted- Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	133,384	$7.89
Granted during the period	3,699,376	$6.24
Exercised during the period	(29,907)	$6.79
Forfeited during the period	(62,986)	$6.43

Outstanding at the end of the period	3,739,867	$6.29

RSUs exercisable at June 30, 2022	—

The following table summarizes information about outstanding RSU’s as of June 30, 2022:

Outstanding as of June 30, 2022					Exercisable as of June 30, 2022
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$3.31-$3.47	240,000	6.94	$3.40	$833	—	—	—	—
$6.41-$6.43	3,302,159	6.81	$6.43	$11,491	—	—	—	—
$6.80	66,174	6.55	$6.80	$230	—	—	—	—
$7.89	131,534	6.46	$7.89	$458	—	—	—	—
As of June 30, 2022, the unrecognized compensation cost related to unvested RSUs totaled to approximately $19,124 thousand and is expected to be expensed over a weighted-average recognition period of approximately 3.5 years.
During the six months ended on June 30, 2022 491,775 RSU’s were granted to several related parties (please refer to Note 12 regarding Related Parties).

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 8 - STOCK-BASED COMPENSATION
(continued)
:

The following table presents the classification of RSU’s expenses for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

	U.S. dollars in thousands
Cost of revenue	155	—	84	—
Research and development	1,467	—	809	—
Selling, general and administrative	1,206	—	664	—

Total stock-based compensation- RSUs	2,828	—	1,557	—

NOTE 9 - NET INCOME (LOSS) PER ORDINARY SHARE:
The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the periods indicated:

	Six months ended		Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Basic net loss per ordinary share
Numerator:
Net loss from continuing operations	(15,045)	(10,074)	(9,995)	(3,698)
Dividend on Series E Redeemable Preferred	—	(1,788)	—	(906)
Dividend on Series D Redeemable Preferred	—	(2,654)	—	(1,346)
Dividend on Series C Redeemable Preferred	—	(941)	—	(477)
Dividend on Series B-2 Redeemable Preferred	—	(650)	—	(329)
Dividend on Series B-1 Redeemable Preferred	—	(262)	—	(129)
Dividend on Series A Redeemable Preferred	—	(1,183)	—	(601)

Numerator for basic and diluted net loss per common share – net loss attributable to common stockholders	(15,045)	(17,552)	(9,995)	(7,486)

Denominator:
Denominator for basic and dilutive net loss per common share- adjusted weighted-average share	97,296,206	10,927,357	97,442,359	11,020,299

Basic and dilutive net loss per common share	(0.15)	(1.61)	(0.10)	(0.68)

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

The following weighted-average shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been antidilutive:

	Six months ended		Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Options	15,378,561	16,408,933	15,300,870	16,432,641
Restricted Stock Units	2,748,135	—	3,649,756	—
Warrants liability	—	40,452	—	—
Private Warrants	3,330,000	—	3,330,000	—
Public Warrants	5,750,000	—	5,750,000	—
Forfeiture Shares	1,006,250	—	1,006,250	—
Redeemable convertible Preferred A shares	—	32,901,384	—	32,901,384
Redeemable convertible Preferred B-1 shares	—	10,078,756	—	10,119,208
Redeemable convertible Preferred B-2 shares	—	18,670,270	—	18,670,270
Redeemable convertible Preferred C shares	—	9,424,938	—	9,424,938
Redeemable convertible Preferred D shares	—	19,313,646	—	19,313,646
Redeemable convertible Preferred E shares	—	11,080,674	—	11,080,674
NOTE 10 - FINANCIAL INCOME, NET:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

	U.S. dollars in thousands
Foreign currency exchange differences	(3,865)	239	(3,554)	474
Interest income on short-term deposits	404	112	199	37
Other	(214)	(15)	(205)	(8)

Total financial income (expenses), net	(3,675)	336	(3,560)	503

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 11 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.
For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets information is not provided to the CODM and is not being reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

	Six months ended on June 30, 2022
	Audio- Video	Automotive	Consolidated

	U.S. dollars in thousands
Revenues	35,067	9,034	44,101
Gross profit	27,881	3,343	31,224
Research and development expenses	11,392	17,639	29,031
Sales and marketing expenses	3,695	4,987	8,682
General and administrative expenses	4,244	4,397	8,641

Segment operating profit (loss)	8,550	(23,680)	(15,130)

Change in fair value of Forfeiture Shares			4,142
Financial expenses, net			(3,675)

Loss before taxes on income			(14,663)

Depreciation expenses	303	364	667

	Six months ended on June 30, 2021
	Audio- Video	Automotive	Consolidated

	U.S. dollars in thousands
Revenues	27,145	3,729	30,874
Gross profit	21,266	733	21,999
Research and development expenses	5,255	16,099	21,354
Sales and marketing expenses	3,437	2,895	6,331
General and administrative expenses	2,303	2,241	4,544

Segment operating profit (loss)	10,271	(20,502)	(10,231)

Financial expenses, net			336

Loss before taxes on income			(9,895)

Depreciation expenses	171	351	522

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 11 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER
(continued)
:

	Three months ended on June 30, 2022
	Audio- Video	Automotive	Consolidated

	U.S. dollars in thousands
Revenues	18,335	4,146	22,481
Gross profit	14,414	1,370	15,784
Research and development expenses	5,122	9,782	14,904
Sales and marketing expenses	1,917	2,556	4,473
General and administrative expenses	2,081	2,259	4,340

Segment operating profit (loss)	5,294	(13,227)	(7,933)

Change in fair value of Forfeiture Shares			1,538
Financial expenses, net			(3,560)

Loss before taxes on income			(9,955)

Depreciation expenses	161	186	347

	Three months ended on June 30, 2021
	Audio- Video	Automotive	Consolidated

	U.S. dollars in thousands
Revenues	15,513	1,997	17,510
Gross profit	12,053	414	12,467
Research and development expenses	2,692	8,264	10,956
Sales and marketing expenses	1,648	1,574	3,222
General and administrative expenses	1,176	1,190	2,366

Segment operating profit (loss)	6,537	(10,614)	(4,077)

Change in fair value of Forfeiture Shares			—
Financial expenses, net			503

Loss before taxes on income			(3,574)

Depreciation expenses	22	244	266

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 11 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER
(continued):

b.	Geographic Revenues
The following table shows revenue by geography, based on the customers’ “bill to” location:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

	U.S. dollars in thousands
Israel	1,279	779	749	371
China	5,339	8,233	2,533	4,787
United States	7,238	3,834	3,681	1,301
Hong Kong	7,286	5,567	3,965	3,592
Hungary	6,399	3,051	2,486	1,630
Japan	5,274	3,515	3,239	2,487
Other	11,286	5,895	5,828	3,342

	44,101	30,874	22,481	17,510

c.	Supplemental data - Major Customers:
The following tables summarize the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	June 30, 2022	December 31, 2021

Accounts Receivable	U.S. dollars in thousands
Customer A	17%	12%
Customer B	5%	16%
Customer C	10%	7%

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021

Revenues	U.S. dollars in thousands		U.S. dollars in thousands
Customer D	11%	11%	14%	14%
Customer A	10%	5%	10%	5%
Customer E	0%	12%	0%	14%
Customer F	7%	11%	7%	11%
Customer G	6%	10%	7%	12%

d.	Property and Equipment by Geography:

	June 30, 2022	December 31, 2021

	U.S. dollars in thousands
Domestic (Israel)	2,102	2,259
Taiwan	157	199
China	159	210
USA	153	73

	2,571	2,741

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 12 - RELATED PARTY TRANSACTIONS
During the six months ended June 30, 2022, the Company granted 239,610 stock options, at a weighted average exercise price of $6.28 to several executive officers, and Board Of Directors (“Board”) members of the Company. In addition, during the six months ended June 30, 2022 the Company granted 491,775 RSUs to several executive officers and Board members of the Company.
The fair value of the stock options that were granted during the six months ended June 30, 2022 is $362 thousand, which is expected to be recognized over a 1-year vesting period, and the fair value of the granted RSUs is $2,603 thousand, which is expected to be recognized over a
1
-4-years vesting period.